

September 10, 2010

Via Facsimile and U.S. Mail

Valerie D. Bandstra, Esq.
Brown, Winick, Graves, Groves, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Dea Moines, IA 50309

      Re: Red Trail Energy, LLC
              Amendment No. 1 to Schedule 13E-3 filed August 27, 2010
              File No. 5-81866
              Amendment No. 1 to Schedule 14A filed August 27, 2010
              File No. 0-52033

Dear Ms. Bandstra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note the disclosure under Item 3 of the Schedule 13E-3. Please note that the Schedule 13E-3 is a "shell" document that must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Schedule 14A

2. We note your response to comment two in our letter dated August 5, 2010. Please revise the proxy statement, rather than the cover page of the Schedule 14A, to indicate that it is a preliminary copy.

3. We note your response to comment four in our letter dated August 5, 2010. Please revise to present the Summary Term Sheet, which appears to include questions and answers about the going private transaction, followed by the Special Factors, and then followed by the information regarding the other proposals, including the election of governors and the amendments to the operating and control agreements.

Substantive Fairness, page 8

4. We note your response to comment 12 in our letter dated August 5, 2010. Although we have no further comment, we do not agree with your position that the notice to unit holders did not constitute a solicitation as a communication reasonably calculated to result in the procurement, withholding, or revocation of a proxy. In this regard, it appears that the notice would influence the results of the proxy solicitation, and we note that the notice was sent by the issuer, the party conducting this proxy solicitation, the notice described the terms of the reclassification and was an initial step in the reclassification transaction.

5. We note that until the reclassification is completed, transfers are limited to those by court order and that after the reclassification, only transfers approved by the board of governors will be permitted. In an appropriate location, please describe this disadvantage to the reclassification. In addition, please disclose when transfers other than by court order will resume if the reclassification is not consummated.

What are the terms of the Class A, Class B and Class C Units, page 28

6. We note your response to comment five in our letter dated August 5, 2010. We note that you have omitted the disclosure regarding the right of Class A and Class B Members to remove governors. Please revise or advise us. In addition, please advise us as to whether the amendment to remove governors and the amendment to transferability rights should be unbundled since they do not appear to be administrative changes.

How many votes can I cast when electing governors, page 35

7. We note your response to comment nine in our letter dated August 5, 2010. Please revise to state whether you have already received the required written

notice to cumulate voting power. If not, then revise to further clarify the condition precedent to exercising cumulative voting rights. We note that you state that in order to exercise cumulative voting rights, one member must give written notice to any officer before the meeting or give written notice to the Chairman at the meeting and prior to the election of directors. Please revise to specifically describe all of the information that the written notice must contain, or state whether submitting the proxy card before the meeting would satisfy the written notice requirement. In addition, please revise the proxy statement and proxy card to state whether discretionary authority to cumulate votes is being solicited. Refer to Item 6(c)(3)and (4) of Schedule 14A.

8. Please disclose how proxies which are sent to the issuer and which cumulate votes will be treated if the issuer does not receive the requisite written notice of an intent to cumulate voting power.

Voting and Revocation of Proxies, page 50

9. We note your response to comment 17 in our letter dated August 5, 2010. Further, we note your revised disclosure that a revocation must be in writing stating the proxy is revoked, executed by the member and set forth with information sufficient to determine that the Member authorized such revocation. Please revise to specifically describe the "information sufficient to determine that the Member authorized such revocation."

Election of Three Members of the Board of Governors, page 46

10. We note your response to comment 15 in our letter dated August 5, 2010. For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributed or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

11. We note your response to comment 16 in our letter dated August 5, 2010 and we note your general governor nomination process that nominees submit consents. Please revise to specifically state whether each nominee has consented to being named in the proxy statement and to serve if elected.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions